UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Shares of Beneficial Interest

(Title of Class of Securities)

336142 10 4

(CUSIP Number of Class of Securities)

JOHN A. AIELLO, ESQ.

PHILIP D. FORLENZA, ESQ.

GIORDANO, HALLERAN AND CIESLA, P.C.

125 HALF MILE ROAD

RED BANK, NEW JERSEY 07701

(732) 741-3900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,300,000	$268

(1)           Estimated for purposes of calculating filing fee only. This calculation assumes the purchase of 100,000 shares of beneficial interest of First Real Estate Investment Trust of New Jersey at the tender offer price of $23 per share.

(2)           The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015 issued by the Securities and Exchange Commission, equals $116.20 per million of transaction value, or $268.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$268
Form or Registration No.:	Schedule TO-I
Filing Party:	First Real Estate Investment Trust of New Jersey
Date Filed:	February 17, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 17, 2015 (the “Schedule TO”) relating to the offer (the “Offer”) by First Real Estate Investment Trust of New Jersey, an equity real estate investment trust organized under the laws of the State of New Jersey (the “Company”), to purchase up to 100,000 shares of beneficial interest (the “Shares”) in the Company at a price of $23 per Share, in cash, less any applicable withholding taxes and without interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of February 17, 2017, and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and attached thereto as Exhibit (a)(1)(ii) to the Schedule TO, respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(d)            On March 23, 2015, the Company issued a press release announcement the final results of the Offer, which expired at 12:00 midnight, New York City time, on Friday, March 20, 2015. A copy of the press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

The Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(ii)	Press Release issued by Purchaser announcing the final results of the Offer dated March 23, 2015.
Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2015		First Real Estate Investment Trust of New Jersey.
	By:	/s/ Robert S. Hekemian
	Name:	Robert S. Hekemian
	Title:	Chairman

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)*	Offer to Purchase dated February 17, 2015.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter of Information to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)*	Press Release issued by Purchaser announcing the commencement of the Offer dated February 17, 2015.
(a)(5)(ii)**	Press Release issued by Purchaser announcing the final results of the Offer dated March 23, 2015.
(d)(1)(i)*	First Real Estate Investment Trust of New Jersey Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement for its 2007 Annual Meeting of Holders of Shares of Beneficial Interest filed with the Securities and Exchange Commission on February 28, 2007).
(d)(1)(ii)*	Form of Stock Option Agreement for options granted pursuant to First Real Estate Investment Trust of New Jersey Equity Incentive Plan.
(d)(1)(iii)*	First Real Estate Investment Trust of New Jersey Amended and Restated Deferred Fee Plan, amended as of October 31, 2014 (incorporated herein by reference to Exhibit No. 10.8 to the Company’s Annual Report on Form 10-K for fiscal year ended October 31, 2014 filed with the Securities and Exchange Commission on January 14, 2015).
*	Previously filed with the Schedule TO on February 17, 2015.
**	Filed herewith.

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